UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 20, 2008

Commission File Number: 000-30354

CITY TELECOM (H.K.) LIMITED ———————————————————————————————————
(Translation of registrant’s name into English)

Level 39 Tower I, Metroplaza No. 223 Hing Fong Road Kwai Chung New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form
6-K an announcement dated August 20th 2008 relating to the assumption of the
Company’s rights and responsibilities as the consortium lead by StarHub Ltd. for the Infinity Consortium under the Consortium Agreement dated April 30th 2008 entered into with MobileOne Ltd. and StarHub Ltd. ; and the Company’s ceasing to be a member of the Infinity Consortium, both effective from August 20th 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

Date: 08/20/2008	By:	Wong Wai Kay, Ricky
	Name:	Wong Wai Kay, Ricky
	Title:	Chairman

EXHIBIT INDEX

Exhibit No.	Description

99.99	Announcement